SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

VALLEY RIDGE FINANCIAL CORP.
(Name of the Issuer)

VALLEY RIDGE FINANCIAL CORP.
(Names of Persons Filing Statement)

Common Stock
(Title of Class of Securities)

920063104
(CUSIP Number of Class of Securities)

Richard L. Edgar President and Chief Executive Officer 450 West Muskegon Avenue Kent City, MI 49330 (616) 678-5911	Copy to: Gordon R. Lewis Warner Norcross & Judd LLP 111 Lyon Street, NW, Suite 900 Grand Rapids, MI 49503-2487 (616) 752-2000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):
A.          [X]          The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the "Exchange Act").
B.          [   ]          The filing of a registration statement under the Securities Act of 1933.
C.          [   ]          A tender offer.
D.          [   ]          None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$1,660,000 (1)	$134.29

(1)

The transaction valuation was determined by multiplying $35.00 per share, the proposed per share cash purchase price for shares that will be eliminated by the reverse stock split, by 47,429 shares that the issuer estimates will be eliminated by the reverse stock split.

☐

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ____________________	Filing Party: ____________________
Form or Registration No.: ____________________	Date Filed: _____________________

RULE 13E-3 TRANSACTION STATEMENT

          Valley Ridge Financial Corp. (the "Corporation") hereby submits this Amendment No. 3 to the Corporation's Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on September 19, 2003, as amended by Amendment No. 1 filed on October 23, 2003 and Amendment No. 2 filed on October 29, 2003.

          On November 26, 2003, the record holders of the Corporation's common stock as of October 31, 2003 approved and adopted an amendment to the Corporation's Restated Articles of Incorporation to effect a 1-for-500 reverse stock split of the common stock of the Corporation. The Corporation filed the amendment with the State of Michigan on November 26, 2003, and the Amendment was effective as of the time of the filing. Shareholders now holding less than one common share will be entitled to receive $35.00 per pre-split share in lieu of receiving a fractional share.

          The reverse stock split resulted in the Corporation having less than 300 record holders of its outstanding common stock. Accordingly, the Corporation has filed with the Securities and Exchange Commission contemporaneously with this Amendment No. 3 a Form 15 suspending immediately its duty to file periodic reports with the Securities and Exchange Commission pursuant to Section 15(d) of the Securities Exchange Act of 1934.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael E. McHugh
Michael E. McHugh Secretary and Treasurer November 26, 2003